

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Joseph Hummel
Chief Executive Officer
Twin Hospitality Group Inc.
5151 Belt Line Road, Suite 1200
Dallas, Texas 75254

> **Re: Twin Hospitality Group Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form 10-12B**
> **Submitted August 28, 2024**
> **CIK No. 0002011954**

Dear Joseph Hummel:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B
Non-GAAP Financial Metrics
Cash-on-Cash Return, page 113

1.   We note you target cash-on-cash returns of approximately 28.9% for conversions from previous restaurants or retail stores and approximately 37.1% for new-build restaurants. Please discuss whether you have achieved these targets and disclose historical cash-on-cash returns to provide additional context for investors regarding this metric.

Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Wong